Filed pursuant to Rule 424(b)(2)
Registration No. 333-134645

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 2, 2006)

SUMTOTAL SYSTEMS, INC.

5,407,571 Shares of Common Stock

We are offering 5,407,571 shares of our common stock, $0.001 par value per share, to select accredited investors. In this offering, RBC Capital Markets Corporation is acting as our placement agent. The placement agent is not required to sell any minimum number or dollar amount of shares of common stock but will use its reasonable efforts to sell the shares of common stock offered.

Our common stock is listed on the Nasdaq Global Market under the symbol “SUMT.” The last reported sale price of our common stock on May 18, 2007 was $7.18 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-3 of this prospectus supplement and page 4 of the accompanying prospectus.

	Per Share (1)	Total (1)
Public offering price of common stock	$6.50	$35,149,211
Placement agent’s commission	$.35	$1,907,461
Total proceeds to us, before expenses	$6.15	$33,241,750

(1)	Assumes that all 5,407,571 shares of common stock offered by this prospectus supplement are sold in this offering. There is no requirement that any minimum number of shares or dollar amount of common stock be sold in this offering and there can be no assurance that we will sell all or any of the shares of common stock being offered.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The closing of this offering is subject to certain conditions, including the approval by the Corporate Financing Department of the National Association of Securities Dealers, Inc. We expect this transaction to close on or before May 23, 2007 and to deliver the shares of common stock to investors on or about May 23, 2007.

RBC CAPITAL MARKETS

The date of this prospectus supplement is May 18, 2007.

-i-

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about our company and this offering of shares of our common stock in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us. The second part is the accompanying prospectus, which provides more general information about securities that we may offer from time to time, some of which may not apply to this offering.

We urge you to read this prospectus supplement carefully, including the accompanying prospectus and the documents incorporated by reference, including the risk factors and our consolidated financial statements and the notes to those statements. You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. If the description varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. We have not, and the placement agent has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these shares of common stock in any jurisdiction where the offer is not permitted. You should assume that information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement, the accompanying prospectus or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless we state otherwise or the context indicates otherwise, references to “SumTotal”, “Company”, “we”, “us” and “our” in this prospectus supplement and the accompanying prospectus refer to SumTotal Systems, Inc.

This offering of common stock is being made under a registration statement that we filed with the Securities and Exchange Commission under which we may sell common stock, preferred stock, warrants or debt securities, in one or more offerings, up to a total dollar amount of $75 million. After completion of this offering, we may offer under the registration statement approximately $39.8 million in one or more offerings of common stock, preferred stock, warrants or debt securities.

We are not making an offer to sell these shares of common stock in any jurisdiction where the offer or sale is not permitted. The information in this document is accurate only as of the date of this document, or the date of the document incorporated by reference, as applicable.

We are not making any representation to you regarding the legality of an investment in the common stock by you under applicable law. You should consult with your own advisors as to the legal, tax, business, financial and related aspects of a purchase of the common stock.

THE OFFERING

Securities we are offering	5,407,571 shares of common stock

Common stock to be outstanding after this offering	32,581,297 shares (1)

Risk Factors	See “Risk Factors” beginning on page S-3, as well as the risk factors contained in our reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K, our Quarterly Report on Form 10-Q and our Registration Statement on Form S-3, as amended, for a discussion of factors that you should read and consider before investing in our common stock.

Nasdaq Global Market Symbol	SUMT

Use of Proceeds	We intend to use the net proceeds from the sale of our common stock for general corporate purposes and working capital requirements. We may also use all or a portion of the net proceeds to fund possible investments in, and acquisitions of, companies, businesses, partnerships, minority investments, products or technologies. Currently, there are no commitments or agreements regarding such investments or acquisitions. We may also use a portion of the net proceeds to repay or prepay indebtedness under our credit facility with Wells Fargo Foothill entered into in connection with our acquisition of Pathlore Software Corporation. See “Use of Proceeds” on page S-5 of this prospectus supplement.

(1)	The number of shares to be outstanding after this offering is based upon the number of shares outstanding as of May 11, 2007. Unless we specifically state otherwise, the share information in this prospectus supplement: (i) excludes 6,783,429 of common stock reserved for issuance upon exercise of stock options granted under our 2004 Equity Incentive Plan and other stock option plans which we assumed in connection with certain acquisitions; and (ii) excludes 1,424,239 shares of common stock reserved for issuance upon exercise of outstanding warrants.

RISK FACTORS

An investment in our securities involves a high degree of risk. In considering whether to purchase our common stock, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, you should carefully consider the risk factors described below related to this offering and an investment in our securities. If any of the following risks occur, our business could be harmed. In that case, the trading price of our common stock offered hereby could decline and you might lose all or part of your investment.

Risks Related to this Offering

Financial forecasting by us and financial analysts who may publish estimates of our performance may differ materially from actual results.

Given the dynamic nature of our business and the inherent limitations in predicting the future, forecasts of our revenues, gross margin, operating expenses, and other financial and operating data may differ materially from actual results. Such discrepancies could cause a decline in the trading price of our common stock.

We have never paid dividends on our common stock.

Since our inception, we have not paid cash dividends on our common stock and we do not intend to pay cash dividends in the foreseeable future due to our limited funds for operations. Our current credit facility prohibits us from paying dividends in cash or other property other than common stock. Therefore, any return on your investment would come only from an increase in the market value of our common stock.

The exercise of options and warrants and other issuances of shares of common stock will likely have a dilutive effect on our stock price.

As of May 11, 2007, there were outstanding options to purchase an aggregate of 6,783,429 shares of our common stock at a weighted average exercise price of $6.87 per share, of which options to purchase approximately 4,164,046 shares were exercisable as of such date. As of May 11, 2007, there were outstanding warrants to purchase 1,424,239 shares of our common stock, at a weighted average exercise price of $7.81 per share. The exercise price of outstanding warrants to purchase shares of the Company’s common stock are subject to a weighted average antidilution adjustment under certain circumstances, including in connection with the issuance of common stock in this offering. Upon the closing of this offering, after adjustment, the weighted average exercise price of the outstanding warrants will be $7.54.

The exercise of options and warrants at prices below the market price of our common stock could adversely affect the price of shares of our common stock. Additional dilution may result from the issuance of shares of our capital stock in connection with collaborations or commercial agreements or in connection with other financing efforts.

The issuance of additional shares of our common stock could be dilutive to stockholders if they do not invest in future offerings. Moreover, to the extent that we issue options or warrants to purchase our common stock in the future and those options or warrants are exercised or we issue restricted stock, stockholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series.

If you purchase shares of common stock sold in this offering, you will experience substantial dilution as a result of this offering and future equity issuances.

The public offering price per share in this offering is higher than the net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $5.73 per share. In addition, we have issued options to acquire common stock at prices below the public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that certain of our earlier investors paid less than the public offering price when they purchased their shares of common stock.

The issuance of additional shares of our common stock could be dilutive to stockholders if they do not invest in future offerings. Moreover, to the extent that we issue options or warrants to purchase our common stock in the future and those options or warrants are exercised or we issue restricted stock, stockholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series.

We have broad discretion in the use of the net proceeds of this offering and, despite our efforts, we may use the proceeds in a manner that does not improve our operating results or increase the value of your investment.

The net proceeds to us from the sale of shares of common stock offered by us in this offering will be used for general corporate purposes and working capital requirements. We may also use all or a portion of the net proceeds to fund possible investments in, and acquisitions of, companies, businesses, partnerships, minority investments, products or technologies. We may also use a portion of the net proceeds to repay or prepay indebtedness under our credit facility with Wells Fargo Foothill entered into in connection with our acquisition of Pathlore Software Corporation. However, we have not determined the specific allocation of the net proceeds among these uses. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning our specific intentions. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment. Please see the section entitled “Use of Proceeds” on page S-5 for further information.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, after deducting the placement agent fee and the estimated offering expenses payable by us, will be approximately $32.6 million.

We will have broad discretion over the use of the net proceeds to us from any sale of our common stock in this offering. The net proceeds to us from the sale of shares of common stock offered by us under this prospectus supplement will be used for general corporate purposes and working capital requirements. We may also use all or a portion of the net proceeds to fund possible investments in, and acquisitions of, companies, businesses, partnerships, minority investments, products or technologies. Currently, there are no commitments or agreements regarding such acquisitions or investments. We may also use a portion of the net proceeds to repay or prepay indebtedness under our credit facility with Wells Fargo Foothill entered into in connection with our acquisition of Pathlore Software Corporation which consisted of $17.5 million (the “Term Loan”) and a revolving credit facility to a maximum of $5.0 million (the “Revolver”) to meet the working capital requirements of the business. As of April 30, 2007, the Company had a balance due of $11.0 million on the Term Loan, including accrued interest, and no outstanding balance on the Revolver. The amount outstanding under the Term Loan bears interest at Wells Fargo Foothill’s base rate plus 2%, unless the Company elects to be charged at the London Interbank Offered rate (“LIBOR”) rate plus 3.5%. As of April 30, 2007, the Company has elected to be charged at the LIBOR rate, which was 5.35%, resulting in a total interest rate of 8.85%. The Term Loan is due in quarterly installments of $1,093,750, which installments commenced on January 1, 2006. The Term Loan is due and payable on October 5, 2009. If the Company draws down on the Revolver, any interest due on the Revolver must be paid at least every three months and any amounts outstanding would be due and payable on October 5, 2009.

Pending the ultimate use of the proceeds, we intend to invest the net proceeds in money market funds, commercial paper and governmental and non-governmental debt securities with maturities generally up to one year within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the extent necessary to ensure that the Company will not hold “investment securities” (within the meaning of the Investment Company Act) having a value exceeding 40% of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.

The foregoing discussion represents our best estimate of the use of the net proceeds of the offering based upon our current plans. Actual expenditures may vary from these estimates and we may find it necessary or advisable to use the net proceeds as described above for other purposes.

DILUTION

Purchasers of shares of our common stock offered by this prospectus supplement and the accompanying prospectus will suffer immediate and substantial dilution in the net tangible book value per share. Our net tangible book value as of March 31, 2007, was approximately $(7.5) million, or approximately $(0.28) per share of common stock based on 27,168,988 shares of common stock outstanding. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of 5,407,571 shares of common stock in this offering at the public offering price of $6.50 per share, and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2007 would have been approximately $25.1 million, or $0.77 per share. This represents an immediate increase in net tangible book value of $1.05 per share of common stock to existing shareholders and an immediate dilution of $5.73 per share of common stock to purchasers of common stock in this offering.

Public offering price per share		$6.50
Net tangible book value per share as of March 31, 2007,	$(0.28)
Increase in pro forma net tangible book value attributable to this offering	$1.05

Pro forma net tangible book value per share as of March 31, 2007, after giving effect to this offering		$0.77

Dilution in net tangible book value per share to new investors		$5.73

The foregoing does not take into account further dilution to new investors that could occur upon the issuance of additional shares of common stock, the exercise of outstanding warrants and the exercise of outstanding options granted under our equity compensation plans.

PLAN OF DISTRIBUTION

We have entered into an agreement, dated October 20, 2006, as amended, with RBC Capital Markets Corporation, or “RBC”. Subject to the terms and conditions set forth in the agreement, RBC has agreed to act as our placement agent in connection with this offering. RBC is not purchasing any shares of common stock offered by this prospectus supplement or the accompanying prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of the shares of common stock, but has agreed to use reasonable efforts to arrange for the sale of all of the shares offered.

There is no requirement that any minimum number of shares or dollar amount of shares of common stock be sold in this offering and there can be no assurance that we will sell all or any of the shares being offered.

The agreement with purchasers of shares of our common stock which is to be sold pursuant to this prospectus supplement and the accompany prospectus provides that the obligations of the purchasers are subject to certain conditions precedent, including, among other things, the absence of any material adverse change in our business, the receipt of certain opinions, letters and certificates from our counsel, our independent auditors and us and the approval of the Corporate Financing Department of the National Association of Securities Dealers, Inc.

Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase the shares of common stock, informing investors of the closing date as to such shares. We currently anticipate that closing of this offering will take place on or about May 23, 2007. Investors will also be informed of the date on which they must transmit the purchase price into the designated account.

We have agreed to pay RBC a commission based on the following schedule: for the portion of gross proceeds from the sale of common stock in the offering which is $10 million or less, 6.0%; for the portion of gross proceeds from the sale of common stock in the offering which is greater than $10 million and less than or equal to $20 million, 5.5%; for the portion of gross proceeds from the sale of common stock in the offering greater than $20 million, 5.0%. We will not provide any NASD member or independent broker/dealer with underwriter compensation, as that term is understood by the NASD’s conduct rules, in excess of 8% of the public offering price of the securities sold by such NASD member or independent broker/dealer that have been registered under the registration statement of which this prospectus supplement forms a part for such securities sold pursuant to such registration statement.

RBC proposes to arrange for the sale to one or more purchasers of the shares of common stock offered pursuant to this prospectus supplement and the accompanying prospectus directly through a purchase agreement between the purchasers and us.

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the placement agent agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

The securities purchase agreement with investors in this offering will be included as an exhibit to the Company’s Current Report on Form 8-K that will be filed with the Securities and Exchange Commission prior to the consummation of this offering.

RBC has informed us that it will not engage in overallotment, stabilizing transactions or syndicate covering transactions in connection with this offering.

The transfer agent for our common stock is Mellon Investor Services LLC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC. This prospectus supplement and accompanying prospectus, which are part of the registration statement, do not contain all the information included in the registration statement. Because some information is omitted, you should refer to the registration statement and its exhibits. For example, the descriptions in the prospectus supplement and accompanying prospectus regarding the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. For copies of actual contracts of documents referred to in this prospectus, you should refer to the exhibits attached to the registration statement. You may review a copy of the registration statement, including the attached exhibits and schedule, at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.